SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL IMAGING SYSTEMS, INC.
(Name of Subject Company)

RG Acquisition I Corp.
(Offeror)
XEROX CORPORATION
(Parent of Offeror)
(Name of Filing Persons -- Offerors)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37934A 10 0
(CUSIP Number of Class of Securities)

Samuel K. Lee
Assistant Secretary, Associate General Counsel
Xerox Corporation
800 Long Ridge Road
P.O. Box 1600
Stamford, Connecticut 06904
(203) 968-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
Scott A. Barshay, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Xerox Agrees to Acquire Global Imaging Systems FACT SHEET April 2007

On April 2, 2007, Xerox Corporation (NYSE: XRX) agreed to acquire Global Imaging Systems, Inc. (NASDAQ: GISX) for $29 per share in cash. The total purchase price is expected to be about $1.5 billion.

Global Imaging is a U.S. supplier of office technology solutions, which includes the sale and service of automated office equipment, network integration services, and electronic presentation systems. The company supports primarily small to mid-size businesses (SMB), which represent a $16 billion Xerox opportunity in the United States.

The acquisition strengthens Xerox’s distribution expansion strategy, increasing Xerox’s SMB distribution by 50 percent and giving Xerox access to about 200,000 new SMB customers.

Global Imaging Systems Inc.: NASDAQ: GISX
Headquarters: Tampa, Fla.
Founded: 1994
Employees: 4,500
Fiscal 2006 Revenue: $1.03 billion
Business: Reseller of office print equipment and services
Chairman and CEO: Tom Johnson
President and COO: Michael Shea

Q: Why is Xerox buying Global Imaging Systems?
To significantly expand Xerox’s distribution in the fast-growing small and mid-size business (SMB) market. The acquisition:

•	Increases Xerox’s SMB distribution capacity by more than 50%
•	Adds more than 1,400 “feet on the street” selling Xerox systems
•	Provides access to about 200,000 SMB users currently served by Global
•	Expands visibility and access to Xerox brand in SMB market

Q: Why is Xerox interested in expanding its presence to SMB customers?
SMB customers represent one of the largest and fastest growing segments of the global economy. Small businesses represent 99.7 percent of all employer firms in the U.S., according to the U.S. Small Business Administration. According to IDC, a leading industry research firm, installs of office printers and multifunction products in small and mid-size businesses have been increasing at a compound annual growth rate of 15 percent over the last five years. At the same time, Xerox has expanded its portfolio to include products, software and services that are designed to meet the needs of SMB customers. Xerox is now expanding its distribution capacity to participate in more purchasing decisions and bring the value of the Xerox brand to more SMB customers.

Q: Does Global currently sell Xerox equipment?
Global sells document technology products from a variety of manufacturers, but currently no Xerox offerings. Global will over time add the full range of Xerox office and production products and supplies, including all Phaser® and WorkCentre® printers and multifunction systems that print, copy, fax and scan, as well as Xerox Nuvera™ and DocuColor® digital presses.

Xerox Agrees to Acquire Global Imaging Systems Inc.

Q: When will Global start selling Xerox equipment?
Global will begin selling Xerox equipment as soon as the acquisition closes.

Q: How is Xerox funding the acquisition?
This is an all-cash transaction and is structured as a two-step acquisition including a cash tender offer for all outstanding shares of Global common stock, followed by a cash merger in which Xerox would acquire any remaining outstanding shares of Global common stock.

Q:  Will Xerox continue its share repurchase program?
Xerox is committed to executing on its share repurchase program.  Xerox has spent $1.7 billion and bought back more than 113 million shares since the program began in October 2005.  The company has authorization for another $775 million and will continue to buy back shares in line with cash flow.

Q: When will the deal close?
The acquisition of Global is expected to close in May. It is subject to customary closing conditions, including the tender of at least a majority of the shares of Global common stock and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

Q: When was Global founded?
Global was founded in June 1994 by current chairman and CEO, Tom Johnson. Global held its initial public offering in 1998.

Q: How will Global report to Xerox?
Tom Johnson, chairman and CEO, and Michael Shea, president and chief operating officer of Global, will continue to lead the company, reporting directly to Jim Firestone, president, Xerox North America. They’ll work in tandem with Xerox’s North American Partners Group to align with Xerox’s other SMB distribution channels. Global will keep its headquarters in Tampa, Fla. Its 4,500 employees will continue to operate as part of Global in the company’s 21 regional core companies.

Q: Will Global sell Xerox services and solutions in addition to products?
We believe there is potential to up sell services to SMB customers as their businesses grow and need more value-added support.

Q: Who will service Xerox products sold by Global?
Global has its own dedicated force of 1,700 service professionals who are trained to support several vendors’ products. Xerox will train them on supporting Xerox systems. Xerox expects Global’s service model to stay the same.

Q: What were Global’s last fiscal year results?
For the company’s fiscal year, which ended March 31, 2006, Global reported full-year revenue of $1.03 billion, an increase of 11 percent from the previous fiscal year. Income from operations was $114 million, and net income was $62 million, up 9 percent from fiscal year 2005.

Q: When is the last time Xerox made an acquisition of this size?
Xerox acquired the Tektronix Color Printing and Imaging Division in 2000 for $950 million. This is Xerox’s third acquisition in the past year. In July 2006, Xerox closed on the $175 million cash acquisition of Amici LLC, a provider of electronic discovery services that support litigation and regulatory compliance. Xerox acquired XMPie for $54 million in November of last year. XMPie is the leading provider of software for personalized, multimedia marketing campaigns.

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Media Contacts:
Christa Carone, Xerox Corporation, 203-968-4644, christa.carone@xerox.com
Mike Zimmerman, Xerox Corporation, 585-423-4588, michael.zimmerman@xerox.com
Earle Brown, for Global, 727-781-5577, gisx@mindspring.com

Additional Information

The tender offer described herein has not yet commenced, and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Xerox Corporation will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”).  Investors and Global Imaging Systems Inc. security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Global Imaging Systems Inc. with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s Web site at www.sec.gov.